Mail Stop 3561


								March 13, 2006


Mr. Joseph A. Merkel, President
American Antiquities, Inc.
2531 Jackson Road, Suite 177
Ann Arbor, MI 48103

      Re:	American Antiquities, Inc.
      Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed February 14, 2006
		File No. 333-130446

Dear Mr. Merkel:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please clarify whether you will deduct any of the offering expenses from the funds raised in this offering. Please clarify on the front cover page of the prospectus whether the registrant will receive all of the funds raised in this offering without deduction of offering expenses. See Item 501(a)(9)(iv) of Regulation S-B.

Prospectus Summary, page 5
2. We note your response to our prior comment nine from our letter of
January 27, 2006 and we reissue the comment. It appears that a summary of the company`s balance sheet, such as cash and liabilities, along with operating expenses to date, would be important information to an investor when making an investment decision. Please revise accordingly.

Risk Factors, page 6
3. We note your response to our prior comment ten and we reissue the comment. In the first paragraph, please revise your disclosure to clarify that you discuss all material risks in this section.
4. There appears to be language missing at the end of risk factor one. Please revise accordingly.
5. Please reconcile the risk described in the subheading of risk factor five with the risk discussed in the narrative.
6. In risk factor 11, we note the deletion of the disclosure that management is involved in other matters and will only devote a portion of their time to the company. It appears that this disclosure would be important to investors. Please consider adding a separate risk factor that discusses this risk.

Risk Factors Relating to this Offering, page 10
7. We reissue prior comment 16 from our letter of January 27, 2006.
In the narrative of risk factor seven, please correct the reference to the Securities and Exchange Commission.

Business, page 14
8. Please name the relative of Kevin T. Quinlan from whom the company leases space on a month-to-month basis for $50 per month. Also reconcile this disclosure with the statement on page 26 that the "board of directors approved the payment of $50 per month to ... Kevin T. Quinlan ... for use of office space."

Operations, page 13
9. Please describe in more detail the types of antiques and collectible items that company intends to purchase and resell.
See
Item 101(b)(1) of Regulation S-B.

Marketing Strategy, page 15
10. Under "Internet," please describe in more detail the activities that make up the monthly costs.
Other
11. We note your response to our prior comment 35 and we reissue the comment. Please describe any patents, trademarks or licenses, or if the company has none, please affirmatively disclose. See Item
101(b)(7) of Regulation S-B.

Use of Proceeds, page 18
12. We note your response to our prior comment 38. Please explain the difference between the line item "Inventory" and "Purchase of sale and/or auction items."
13. Please explain in more detail the statement on page 18 that "[i]f less than the maximum offering amount is obtained, officers and directors have verbally agreed to advance the funds to pay for the remainder of the offering expenses at each level of funding." It is uncertain from the disclosure what portion of the expenses would be paid by officers and directors. Please revise this section and similar disclosure on pages 22 and 27.

Capital and Source of Liquidity, page 21
14. Please disclose the current amount of cash available.

Plan of Operation, page 22
15. Please describe in the plan of operations the costs and when the
company expects to: 1) make purchases for resale and to resell such
items at trade shows, retail outlets or through internet websites;
2)
accept consignments for sale and resell at trade shows, to customers through mailing lists, retail outlets or through the internet; 3) make purchases for auction and sell through live auctions on Ebay, Yahoo, TIAS or other web applications; 4) accept consignments for auction and sell on online auctions; and 5) attend trade shows and make exhibits. Please describe any conditions or milestones which need to be completed in order for other milestones to be pursued or completed.

Management, page 24
16. We note your response to our prior comment 51 and we reissue the first part of the comment. Please clearly state whether each officer is currently employed with other companies and, if yes, please state whether the person is full-time or part-time with such company.
17. We note your response to our prior comment 52 and we reissue the comment. Please disclose the duties of Mr. Merkel as president of Merkel`s Auction Specialists, Inc. and discuss any possible conflicts of interest.

Shares Eligible For Future Sale, page 28
18. We note your response to our prior comment 57 and we reissue in part our prior comment. Please disclose when the 6,500,000 shares were issued in order to clarify whether the persons have held such shares for one year. See Item 201(a)(2)(ii) of Regulation S-B.

Plan of Distribution, page 28
19. Please correct the reference to the company on page 29. There is a reference to Advanced Mineral Technologies.
20. We note your response to our prior comment 60 and we reissue the comment. Please identify any finders and, if there are no finders, please affirmatively disclose in the prospectus.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at
(202) 551-3872 if you have questions regarding the financial statements and related matters. Questions on other disclosure issues may be directed to Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233.

								Sincerely,



      John Reynolds
      Assistant Director

Cc:	Jody Walker, Esq.
	Fax: (303) 220-9902




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Mr. Joseph A. Merkel
American Antiquities, Inc.
March 13, 2006
Page 1